June 12, 2023

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Eric Envall

Re:	Janover Inc.
Amendment No. 2 to Registration Statement
Filed on April 17, 2023
File No. 333-267907

Dear Mr. Envall:

On behalf of our client, Janover Inc. (the “Company”), we have set forth below our responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of May 4, 2023 with respect to the Company’s Registration Statement on Form S-1 (the “Form S-1”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 3 to the Form S-1 (the “Amendment No. 3”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Pre-effective Amendment No. 2 to Registration Statement on Form S-1 filed April 17, 2023

The Offering, page 9

1. Please clarify that the 1,000 Series B Preferred Stock will automatically convert into 500,000 shares of common stock upon consummation of this offering.

Response: Please be advised that we have revised the registration statement to include an additional disclosure in our offering summary, clarifying that the 1,000 Series B Preferred Stock, issued on April 14, 2023, will automatically convert into 500,000 shares of common stock upon consummation of this offering.

Report of Independent Registered Public Accounting Firm, page F-3

2. Please note that a signed, dated, and unrestricted auditor´s report must be included in the filing prior to effectiveness. See Rule 2-02 of Regulation S-X. Please make sure the audit report and auditor consent include the proper date. It appears that both currently reference 2022.

Response: Per the Staff’s comment, please note that we have added and included a signed, dated, and unrestricted auditor´s report from the Company’s independent registered public accounting firm, dbbmckennon, dated April 5, 2023, and have added the dated auditor consent as Exhibit 23.1 to Amendment No. 3.

Notes to Financial Statements

Note 5. Future Equity Obligations, page F-13

3. We note your disclosure to, “See Note 3 for fair value disclosures” on page F-14. Please revise your next amendment to include the proper reference to “Note 4.”

Response: In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 3 as follows: “As of December 31, 2022 and 2021, the fair value of SAFEs was $539,582 and $1,356,704, respectively. See Note 4 for fair value disclosures.”

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me via phone at 954-303-8027 or by email at pmagri@cmfllp.com.

Appreciatively,

/s/ Philip Magri
Philip Magri, Partner
Carmel, Milazzo & Feil LLP